State Street Bank and Trust Company

225 Franklin Street, 2nd Floor

Boston, MA

02110

Via EDGAR Correspondence

October 19, 2005

Christian Sandoe

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Munder Series Trust (the “Registrant”), SEC File No. 333-102943, 811-21294:
Post-Effective Amendment No. 12 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Mr. Sandoe:

This letter responds to comments you provided to the undersigned of State Street Bank and Trust Company (“State Street”), the Registrant’s sub-administrator, in a telephonic discussion on Monday, October 17, 2005, with respect to the Amendment. The Amendment was filed on September 1, 2005, and included a Prospectus with respect to each series of the Registrant and a combined Statement of Additional Information. Summaries of the comments with respect to the Amendment, and the Registrant’s responses thereto, are provided below. All page references refer to the pages in the Amendment. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Prospectus – Balanced Fund

1. Global Comment1: On page 1 under the section “Goal”, disclosure should be provided in this Fund’s prospectus (and all prospectuses describing other series of the Registrant) with respect to whether or not the goal is a fundamental policy.

Response: The last sentence of the paragraph above such section states that “[u]nless this prospectus expressly provides otherwise, each goal, strategy and policy of the Fund may be changed by action of the Board of Trustees without shareholder approval.”

2. Comment: On page 1 under the section “Principal Investment Strategies”, please describe the market cap strategy of the Fund.

[1]	As discussed, to the extent a comment provided on a particular prospectus applies to the prospectus of another series of the Registrant included in the Amendment, disclosure has been revised in such prospectus(es) in accordance with the comment response provided (such comments are labeled “Global”).

Response: The paragraph under the section “Principal Investment Strategies” that begins “Equity securities are chosen…” has been revised to read as follows: The Fund’s equity allocation is further divided into multiple investment styles selected by the advisor, with each style managed independently of one another. Each equity style may represent one or more market capitalization ranges.”

“Equity securities are chosen in a manner consistent with the investment style represented. All of the equity styles focus on financial stability, quality of management and the fundamentals of a company. Growth styles tend to seek companies with above-average and sustainable earnings growth, while value styles tend to seek companies with lower price-to-earnings ratios.”

3. Global Comment: On page 1 in the fourth paragraph under the section “Principal Investment Strategies,” the disclosure states that the Fund’s equity securities may include common stocks (including shareholder of equity real estate investment trusts). Please include real estate risk as a risk factor.

Response: All of the Munder Equity Funds may invest in REITs, however, except with respect to the Real Estate Equity Investment Fund, investment in REITs is not a principal investment strategy. Rather, any investment in a REIT is an incidental result of adherence to the Fund’s principal investment strategy of seeking companies that meet the investment criteria otherwise described in the Prospectuses.

4. Global Comment: On page 22 in the third paragraph under “Distribution and Service Fees” please add, at the end of such paragraph, that such fees may cost an investor more than paying other types of sales charges.

Response: The disclosure has been revised to state “Because the fees are paid out of the Fund’s assets on an ongoing basis, over time these fees will increase the cost of an investment in Class A, Class B, Class C, Class K and Class R shares of the Fund, and may cost you more than paying other types of sales charges.”

5. Global Comment: On page 22 in the first sentence of the fourth paragraph under “Valuing Fund Shares”, the disclosure states that the fair valuation procedures contemplate that “…the advisor will establish a pricing committee…” Please revise the disclosure so that it is clear whether or not such a pricing committee has been established.

Response: The disclosure has been revised to state “[i]n accordance with procedures established by the Board of Trustees to fair value the Fund’s securities, the advisor has established a pricing committee to serve as its formal oversight body for the valuation of the Fund’s securities.”

6. Global Comment: On page 22 in the second sentence of the seventh paragraph under “Valuing Fund Shares”, the disclosure states that “[i]f the advisor believes that such events materially affect the value of portfolio securities, these securities may be valued at their fair market value…” Please change “may be valued at fair market value” to “will be valued at fair market value.”

Response: The disclosure has been revised as requested.

7. Comment: On page 25 in second paragraph under the “Portfolio Management Team,” the disclosure states that Mr. Kenny and Mr. Gura co-manage the multi-cap growth and large-cap growth segments of the Fund and share responsibility for investment decisions for the multi-cap growth segment of the Fund. Please clarify which person has primary responsibility for decision-making.

Response: The disclosure has been revised to state: Mr. Kenny and Mr. Gura co-manage the large-cap growth segment of the Fund, jointly making investment decisions within that segment. Mr. Gura is also responsible for managing the Fund’s multi-cap growth segment.

8. Comment: On page 26 in the disclosure with respect to Mr. Thomas Kenny under “Portfolio Management Team,” please clarify Mr. Kenny’s responsibilities at MCM from 1995 to 2005.

Response: The disclosure has been revised to state: Thomas P. Kenny, CFA, Director, Investment Management Services, has been a member of the Fund’s portfolio management team since 2005. Since joining MCM in 1995, Mr. Kenny has been a member of MCM’s large-cap growth investment discipline, and has worked with MCM’s technology research staff to select stocks appropriate for MCM’s large-capitalization core growth investment discipline. He leads MCM’s Public Fund and Taft-Hartley Investment Services Groups and manages equity and balanced portfolios for institutional clients.

9. Global Comment: On page S-1 in the second paragraph under the section, “Who May Purchase Shares – Class K Shares,” the disclosure states that “The Funds may refuse any purchase orders from ineligible investors who select Class K shares. Alternatively, ineligible investors may be issued Class A shares.” The investment in Class A shares is viewed by the SEC staff as a separate investment decision from an investment in Class K shares. Accordingly, an investor should not automatically receive Class A shares upon rejection from Class K shares and the disclosure should be revised accordingly.

Response: The disclosure has been revised to state: “The Funds may refuse any purchase orders from ineligible investors who select Class K shares.” Similar changes will be made in the applicable sections for Class R shares and Class Y shares.

10. Global Comment: On page S-13 in the second full paragraph under the section, “Frequent Purchases and Redemptions of Fund Shares and Short-Term Trading Fee,” the first sentence states “…if you redeem or exchange shares of the Equity Funds or the International Bond Fund…” Please include a separate reference for the Balanced Fund.

Response: The disclosure has been revised to state: “…if you redeem or exchange shares of the Balanced Fund, the Equity Funds or the International Bond Fund…”

11. Global Comment: On the back cover, the first sentence states “…the Shareholder Guide, which may be provided separately…” The Shareholder Guide provides information that is required by Form N-1A that is not otherwise disclosed in the prospectus and should therefore be provided with the prospectus. Please clarify.

Response: The first sentence has been revised to state: “Information relating to purchases and sales of shares of the Fund is provided in the Shareholder Guide, which is incorporated by reference into (and is considered a part of) this prospectus.”

Prospectus – Bond Fund

1. Comment: On page 1 under the section “Principal Investment Strategies”, please describe the credit quality strategy of the Fund.

Response: The disclosure in the last paragraph of such section states that “[t]he Fund primarily purchases bonds that are rated investment grade or better or, if unrated, are of comparable quality.” A detailed description of the various investment ratings is found on p. 10 of the Fund’s prospectus.

Prospectus – Cash Investment Fund

1. Global Comment: On page S-12 under the Section “Frequent Purchases and Redemption of Fund Shares,” tailor the disclosure, as applicable, with respect to the particular risks and other aspects of short-term trading that apply to the Fund as opposed to the current disclosure that speaks broadly to “The Munder Funds” and includes risks and other disclosure that is generally not relevant to a money market fund.

Response: The Shareholder Guide is a universal document that is included in every Prospectus. In an effort to achieve uniformity of disclosure across Prospectuses and to gain certain cost efficiencies, the Shareholder Guide does not vary from Prospectus to Prospectus. In addition, the Munder Funds’ policies on frequent trading as a whole are relevant to Money Market Fund investors who are most likely to be exchanging their shares for shares of longer-term Funds. Accordingly, no changes have been made.

Prospectus – International Bond Fund

1. Comment: On page 1 under the section “Principal Investment Strategies”, the disclosure in the third paragraph states that the Fund will invest at least 80% of its assets in “securities of issuers in at least three foreign countries.” Please confirm in your comment response letter the percent of assets of the Fund invested outside of the United States and the number of foreign countries the Fund invests in. See footnote 42 to Release No. IC-24828, Investment Company Names.

Response: As disclosed in the audited financial statements of the Fund, as of June 30, 2005, 91.5% of the Fund’s net assets was invested in foreign bonds and notes of 18 foreign countries and the European Investment Bank.

2. Comment: On pages 22-23 in the disclosure with respect to Mr. Paul M. LaCoursiere under “Portfolio Management Team,” please clarify Mr. LaCoursiere’s occupational history prior to 2002.

Response: The disclosure has been revised to state: “Paul M. LaCoursiere, Portfolio Manager, has been a member of the Fund’s portfolio management team since 2004. Since joining MCM in 2002, Mr. LaCoursiere has managed fixed income portfolios, provided quantitative investment strategy analysis, and specialized in trading government and mortgage-backed bonds. He is also a member of MCM’s Taft-Hartley and Insurance teams. Before joining MCM, Mr. LaCoursiere was a full-time student in the University of Chicago Graduate School of Business. From 2000 to 2001, he worked for International Truck and Engine Company in its Corporate Finance Department.”

Prospectus – International Equity Fund

1. Comment: On page 1 under the section “Principal Investment Strategies”, the disclosure in the third paragraph states that the Fund will invest at least 80% of its assets in “securities of issuers in at least three foreign countries.” Please confirm in your comment response letter the percent of assets of the Fund invested outside of the United States and the number of foreign countries the Fund invests in. See footnote 42 to Release No. IC-24828, Investment Company Names.

Response: As disclosed in the Fund’s audited financial statements, as of June 30, 2005, 93.2% of the Fund’s net assets was invested in the common stocks of 30 foreign countries.

Please be advised that the disclosure after the first two paragraphs under the heading “Principal Investment Strategies” has been revised in its entirety to state: “The advisor employs a highly quantitative approach to investing. Stocks are selected based on fundamental factors that the advisor believes are effective predictors of stock performance. In an effort to manage the volatility of the Fund’s performance, country and sector weightings are targeted to remain within specific ranges as compared to the Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index.”

“Utilizing a variety of quantitative analyses, the advisor seeks to identify foreign stocks that offer favorable risk-adjusted returns over time. Securities in which the Fund invests will primarily be from countries represented in the MSCI EAFE Index universe, but may also include larger capitalization companies in other countries.”

“The Fund may also engage in foreign currency transactions, and may utilize exchange-traded funds to manage liquidity.”

2. Comment: On page 22 in second paragraph under the “Portfolio Management Team,” please clarify the roles of Messrs. Kozeliski and Lacayo in managing the Fund. For instance, the disclosure states that Mr. Kozeliski is a co-manager, but that Mr. Lacayo is only a member of the team and not the other co-manager.

Response: The disclosure under the heading “Portfolio Management Team” has been revised in its entirety to state: “A team of professionals employed by MCM makes investment decisions for the Fund.”

“The team consists of T. Scott Wittman, Brian E. Kozeliski and Armando J. Lacayo. Mr. Wittman is responsible for the development of the quantitative model utilized in managing the Fund. In addition, together with Mr. Kozeliski, Mr. Wittman is responsible for day-to-day management of the Fund. Mr. Wittman has final investment authority for the Fund. Mr. Lacayo is responsible for providing quantitative research utilized in making investment decisions for the Fund.”

“Brian E. Kozeliski, CFA, Portfolio Manager, has been a member of the Fund’s portfolio management team since 2000. From 2000 through 2005, Mr. Kozeliski’s role was as a member of MCM’s World Asset Management division (a division of MCM focused on indexed and quantitative investing), providing analytical and trading support for World Asset Management’s complete international equity product line. In March 2005, Mr. Kozeliski joined MCM’s actively-managed international equity team, where he assumed day-to-day portfolio management responsibility for the Fund.”

“Armando J. Lacayo, Director, Quantitative Research, and Portfolio Manager, has been a member of the Fund’s portfolio management team since 2005. Mr. Lacayo provides quantitative research, including attribution analysis, for all of MCM’s equity investment styles and manages MCM’s quantitative support group. Prior to joining MCM in 2000, Mr. Lacayo worked at Barra Inc. as a consultant, assisting equity clients develop risk management solutions, and at Lehman Brothers as a research analyst.”

“T. Scott Wittman, CFA, Director, International Investments, has been a member of the Fund’s portfolio management team since joining MCM in 2005. Prior to joining MCM, Mr. Wittman was a self-employed Financial Consultant from 2000 to 2005, during which time he provided strategic analysis and planning, conducted operational effectiveness studies, enhanced risk management, and investment modeling, for various investment managers. Mr. Wittman was also previously employed by Vantage Investment Advisors from 1991 through 2000, where he began as a Senior Vice President and served as President and Chief Investment Officer for seven years.”

3. Comment: On page 22 with respect to Mr. Kozeliski under “Portfolio Management Team,” the disclosure states that Mr. Kozeliski joined the international equity team in March 2005, which appears to conflict with when he began managing the Fund in 2000. He seemingly would have been a member of the international equity team when he began managing the Fund. Please clarify.

Response: Please see response to previous comment.

Prospectus – Internet Fund

1. Comment: On page 1 under the section “Principal Investment Strategies”, the disclosure states that the Fund will invest in “…the types of companies positioned to benefit from the growth of the Internet.” Please clarify what types of companies this refers to.

Response: The paragraph immediately following the disclosure in question clarifies the types of companies that are included.

2. Comment: On page 22 with respect to Mr. Woodley under “Portfolio Management Team,” please provide the dates of Mr. Woodley’s respective roles at MCM between 2000 and 2005.

Response: The disclosure has been revised to state: “Jonathan R. Woodley, Portfolio Manager/Analyst, has been a member of the Fund’s portfolio management team since 2005. Mr. Woodley is also a member of the portfolio management team for the Munder Technology Fund, and he provides idea generation and research support in the technology sector for other equity disciplines at MCM. From 2003 to 2005, Mr. Woodley was a portfolio manager for MCM’s small-cap growth investment discipline. Mr. Woodley joined MCM in 2000 as an analyst for MCM’s mid-cap core and small-cap growth investment disciplines.”

Prospectus – Large-Cap Core Growth Fund

1. Comment: On page 1 under the section “Principal Investment Strategies”, the disclosure states that the Fund will invest in large-capitalization companies included in the S&P 500 Index, yet the S&P 500 Index includes companies that would not generally be considered large-cap companies (e.g., a company with a $1.0 billion market capitalization would generally not be considered a large capitalization company, but may be included in the S&P 500 Index). Please clarify.

Response: The S&P 500 Index is widely considered to be representative of the large-cap investment market. Numerous funds with “large-cap” in their name define the term with reference to the S&P 500 without further restriction. We therefore believe no change is necessary.

2. Comment: On page 21 with respect to Mr. Michael Bryk under “Portfolio Management Team,” please clarify Mr. Bryk’s role at MCM between 2001 and 2003.

Response: The disclosure has been revised to state: “Michael Bryk, Portfolio Manager/Senior Analyst, has been a member of the Fund’s portfolio management team since 2005. He also has been a co-manager of the Munder Power Plus Fund since 2003, and a research analyst in support of MCM’s large-capitalization core growth investment discipline since joining MCM in 2001. Prior to 2001, Mr. Bryk was a corporate lending underwriter, an equity analyst and a fixed income analyst for Banc One Investment Advisors Corporation.”

3. Comment: On page 21 with respect to Mr. Michael Gura under “Portfolio Management Team,” please revise Mr. Gura’s information so that it is in reverse chronological order.

Response: The disclosure has been revised to state: “Michael P. Gura, CFA, Portfolio Manager and Senior Equity Analyst, was a member of the Fund’s portfolio management team from 2002 to 2004 and rejoined the team again in 2005. Mr. Gura is also a member of the portfolio management team for the Munder Balanced Fund and MCM’s large-capitalization core growth, large-cap growth and multi-cap growth investment disciplines. From 2002 to 2003, Mr. Gura served as Director of Research, previously serving as Assistant Director of Research since 1999.”

4. Comment: On page 21 with respect to Mr. Suresh Rajagopal under “Portfolio Management Team,” clarify if Mr. Rajagopal was a research analyst covering the large-cap health care sector from 2001 to 2005.

Response: The disclosure has been revised to state: “Suresh Rajagopal, CFA, Portfolio Manager/Analyst, has been a member of the Fund’s portfolio management team since 2005. Mr. Rajagopal also has been a member of the portfolio management team for the Munder Healthcare Fund since 2005, and serves as an analyst for MCM’s large-capitalization core growth investment discipline. From 2001 to 2005, Mr. Rajagopal was a research analyst covering the large-cap health care sector, including pharmaceuticals, devices, distribution and biotechnology. Prior to joining MCM in 2001, he worked as a director for Bank One Corporation’s broker/dealer subsidiary, Banc One Capital Markets, Inc., where he developed cash flow models, financial statement projections and economic and industry analysis.”

Prospectus – Large-Cap Value Fund

1. Comment: On page 21 with respect to Mr. John Kreiter under “Portfolio Management Team,” please clarify Mr. Kreiter’s role at MCM between 1995 and 2001.

Response: The disclosure has been revised to state: John F. Kreiter, CFA, Portfolio Manager/Senior Analyst, has been a member of the Fund’s portfolio management team since 2001. Mr. Kreiter has also been a member of the portfolio management team for the Munder Power Plus Fund since 2003, and is a member of the portfolio management teams for MCM’s large-cap value and core value investment disciplines, assisting with portfolio strategy and administration. From 1995 to 2001, Mr. Kreiter worked in equity research at MCM.

Prospectus – Michigan Tax-Free Bond Fund

1. Comment: On page 2 under the section “Principal Risks – Interest Rate Risk,” please delete the second sentence that states “[w]hen interest rates fall, the reverse is true” unless the Fund shorts bonds. If the Fund does not short bonds, this is not a risk.

Response: The statement is intended to reflect the fact that the value of bonds varies inversely with interest rates (i.e., when interest rates rise, the value of a bond falls, and when interest rates fall, the value of a bond rises). We therefore do not believe any change in the disclosure is necessary.

2. Global Comment: On page 2 under the section “Principal Risks – Money Market Funds Risks,” the sentence states “[w]hen the Fund invests in another money market fund…” Since this Fund is not a money market fund, please delete the word “another” and revise accordingly.

Response: The disclosure has been revised to state “[w]hen the Fund invests in a money market fund…”

3. Comment: On page 21 under “Portfolio Management Team,” the second sentence of the first paragraph states that “Mr. Soderstrom is primarily responsible for the day-today…” Please correct this typographical error of “day-today.”

Response: The disclosure has been revised to state “day-to-day.”

Prospectus –Micro-Cap Equity Fund

1. Comment: On page 1 under the section “Principal Investment Strategies,” the Fund, if applicable, should disclose that it invests in technology companies and add appropriate risks. Many micro-cap companies are technology companies.

Response: All of the Munder Equity Funds may invest in technology companies, however, except with respect to the Internet and Technology Funds, investment in technology companies is not a principal investment strategy. Rather, investment in a technology company is an incidental result of adherence to the Fund’s principal investment strategy of seeking companies that meet the investment criteria otherwise described in the Prospectuses.

2. Comment: On page 22 with respect to Ms. Julie Hollinshead under “Portfolio Management Team,” please clarify Ms. Hollinshead’s role at MCM between 1995 and 2003.

Response: The disclosure has been revised to state: “Julie R. Hollinshead, CFA, Senior Portfolio Manager, has been a member of the Fund’s portfolio management team since 2003. She is also a member of the portfolio management teams for the Munder Small-Cap Value Fund and the Munder Small-Mid Cap Fund, as well as for separately managed accounts in MCM’s small-cap value, micro-cap and mid-cap/small-cap blend disciplines. Ms. Hollinshead has been a member of the portfolio management team for the Small-Mid Cap Fund since that fund’s inception in 2005. At the beginning of 2003, Ms. Hollinshead joined the Micro-Cap Fund’s portfolio management team, and later that year joined the Small-Cap Value Fund’s portfolio management team. From 1995 to 2003, Ms. Hollinshead was an equity analyst specializing in the consumer discretionary, consumer staples, health care and industrial sectors of within the small-capitalization value and micro-cap disciplines.”

Prospectus –Mid-Cap Core Growth Fund

1. Global Comment: On page 22 with respect to Mr. Brian Matuszak under “Portfolio Management Team,” please clarify that Mr. Matuszak was an internal wholesaler at MCM between May 2000 and April 2002.

Response: The disclosure has been revised to state: “Brian S. Matuszak, CFA, Senior Equity Analyst, has been a member of the Fund’s portfolio management team since 2005. He is also a member of the portfolio management teams for the Munder Real Estate Equity Investment Fund and the Munder Small-Mid Cap Fund, as well as for separately managed accounts in MCM’s REIT, mid-cap core growth and mid-cap/small-cap blend disciplines. Mr. Matuszak has been part of the Small-Mid Cap Fund’s portfolio management team since that fund’s inception in 2005. Mr. Matuszak joined the REIT and mid-cap core growth portfolio management teams as an Equity Analyst in April 2002, and was promoted to Senior Equity Analyst in January 2005. From May 2000 to April 2002, Mr. Matuszak had been an internal wholesaler at MCM, marketing the Munder Funds and Munder Funds wrap products.

Prospectus – Power Plus Fund

1. Comment: On page 2 under the section “Principal Risks,” please provide disclosure with respect to industry concentration risks under “Sector Risk.”

Response: The disclosure is revised in its entirety as follows:

“Concentration Risk

The Fund will concentrate its investments in companies that are primarily engaged in non-regulated energy and power activities. By concentrating its investments, the Fund is subject to higher market risk and price volatility than funds with more broadly diversified investments. The Fund will be particularly vulnerable to developments in the energy sector, fluctuations in price and supply of energy fuels, energy conservation, supply of and demand for specific energy related products or services and tax and other government regulation.”

Prospectus –Real Estate Equity Investment Fund

1. Comment: On page 1 under the section “Principal Investment Strategies,” please describe the market cap strategy of the Fund.

Response: The following disclosure has been added at the end of the paragraph that begins, “The advisor selects companies…” under the section “Principal Investment Strategies:”

“There is no limit on the market capitalization of the companies in which the Fund may invest.”

2. Comment: On page 1 under the section “Principal Investment Strategies,” the disclosure in the fourth paragraph provides additional investments that may be made by the Fund. Please clarify in the disclosure whether these investments are used to satisfy the 80% test and must therefore be principally engaged in the real estate industry.

Response: As the Fund has historically limited its investments to REITs, the reference to additional types of investments has been removed.

3. Comment: On page 1 under the section “Principal Investment Strategies,” the disclosure in the fourth paragraph sets forth additional investments that may be made by the Fund. The second bullet notes that entertainment companies may have substantial real estate holdings. Please clarify the connection whereby “entertainment” companies have substantial real estate holdings.

Response: Please see response to previous comment.

Prospectus – Small-Mid Cap Fund

1. Comment: On page 22 under the section “Prior Performance of Composite of Similarly Managed Accounts,” please confirm that the disclosure complies with the requirements of the SEC’s no-action letters related to the use of prior performance (e.g., Nicholas-Applegate).

Response: The disclosure complies with the applicable no-action positions of the staff of the SEC related to the use of prior performance.

Prospectus – Technology Fund

1. Comment: On page 1 under the section “Principal Investment Strategies”, the disclosure states that “[t]echnology-related companies are companies that develop....Internet-related products and services.” Please clarify what is meant by “Internet-related products and services.”

Response: The Registrant believes that the term “Internet-related products and services” is sufficiently descriptive and therefore no further explanation is necessary.

2. Comment: On page 2 under the section “Principal Risks,” please provide disclosure with respect to industry concentration risks under “Sector Risk.”

Response: The disclosure is revised in its entirety as follows:

“Concentration Risk

The Fund will concentrate its investments in the information technology sector. By concentrating its investments, the Fund is subject to higher market risk and price volatility than funds with more broadly diversified investments. In particular, market or economic factors impacting the information technology sector could have a major effect on the value of the Fund’s investments. The value of stocks of technology companies is particularly vulnerable to rapid changes in technology product cycles, government regulation and competition. Technology stocks, especially those of smaller, less seasoned companies, tend to be more volatile than the overall market.”

Statement of Additional Information (“SAI”)

1. Comment: On page 1, please state the name of the Registrant or Registrants for which the SAI relates.

Response: The name of each registrant for which the SAI relates has been added to the cover page.

2. Comment: On page 25 under the section “Fund Investments – Disclosure of Portfolio Holdings,” please make the following changes:

a.	Under the “Service Providers” sub-section, the last sentence states that “[o]ther service providers who routinely receive portfolio holdings information from the Funds include…” The word “include” should be stricken and the list should be exhaustive such that all applicable service providers are added to the list.

Response: The disclosure has been revised as requested.

b.	Under the “Service Providers” sub-section, the last sentence states that portfolio holdings information may be provided to “…various broker-dealers…” Please specifically identify those broker-dealers for which the Fund has ongoing arrangements to disclose portfolio holdings information.

Response: The Registrant believes that providing a broker or dealer with such portfolio holdings information as is necessary for a Fund to effect a trade or obtain a bid on a particular security in the ordinary course of its business does not constitute an “ongoing arrangement” which would require disclosure under Item 11(f)(2) of Form N-1A. The Registrant has deleted the phrase “as well as various broker-dealers with whom MCM places trade for the Funds or who provide pricing information” from the list of other service providers who routinely receive portfolio holdings information.

3. Comment: On page 43 under the section “Management Ownership of the Funds”, please provide disclosure with respect to the holdings of the Trustees on a Fund-by-Fund basis.

Response: The Registrant included a placeholder for such information in the Amendment and, consistent with the Registrant’s past disclosures, such information is provided on a Fund-by-Fund basis.

4. Comment: On page 56 under the section “Investment Advisory and Other Service Arrangements–Portfolio Management Team Compensation,” the Registrant has disclosed in last sentence of the third paragraph that “[t]he applicable benchmarks consist of one or more of the following: [    ]. Please identify which benchmarks apply to which portfolio manager as named in the Funds’ prospectuses.

Response: The disclosure has been revised as follows: “The applicable benchmarks for each Fund, which may include modified versions of the index and/or blends of multiple indexes, are as follows:”

A table showing each Fund and its applicable index or indexes will follow.

5. Comment: On page 77 under the section “Additional Purchase, Redemption, Exchange and Conversion Information – Involuntary Redemptions,” the disclosure states that “shares will be redeemed at the net asset value…” If a CDSC may be applied to an involuntary redemption, please revise the disclosure accordingly.

Response: The following disclosure has been added to the section:

In each case, shares will be redeemed at the net asset value next calculated after the account is closed. Any applicable contingent deferred sales charge may be applied if a Fund redeems an account. In addition, an investor will not be entitled to recoup from the Funds any sales charges paid in connection with the purchase of Fund shares.

6. Comment: On page 81 in the second full paragraph under the section “Net Asset Value – All Funds,” the disclosure in the second paragraph discusses special fair valuation procedures with respect to the International Equity Fund and notes the use of the S&P 500 Index as a trigger to fair value all foreign securities held by the Fund. The use of a domestic index as a trigger to fair value all foreign securities held by the Fund does not seem consistent with the SEC’s fair value guidance that securities should be fair valued when “market quotations are not readily available” (since these securities are traded in foreign markets) and such fair valuation process does not appear to be on a security-by-security basis. Please clarify that the process being used is consistent with the SEC’s guidance. In addition, please confirm if the Canadian markets are considered an overseas market for which the procedures are used, particularly since the Canadian markets generally close at the same time as the U.S. markets.

Response: The Registrant believes that reference to intraday U.S. market volatility in determining whether a significant event has occurred since closing market prices were established on a foreign exchange but before the calculation of the International Equity Fund’s net asset value is consistent with the SEC’s guidance regarding fair value pricing and significant events. In its April 30, 2001 letter to the Investment Company Institute, the SEC staff stated that a significant fluctuation in domestic markets may constitute a significant event.

The Registrant does not fair value Canadian securities for which it has obtained a price as of the close of the Canadian market in accordance with the Registrant’s pricing procedures.

* * *

The Registrant intends to include disclosure in accordance with the foregoing responses in a post-effective amendment to the Registrant’s registration statement.

You requested that the Registrant make certain representations concerning the Amendment and the response being made to the comments received. These representations are included as an exhibit to this letter.

Please do not hesitate to contact the undersigned at (617) 662-3909 or Francine Hayes at (617) 662-3969 if you have any questions concerning the foregoing.

Sincerely,

/s/ Ryan M. Louvar
Ryan M. Louvar
Vice President and Counsel

cc:	Stephen J. Shenkenberg, Esq.
Jane A. Kanter, Esq.